UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

SEFE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

SEFE, Inc.  14835 E Shea Blvd  Fountain Hills,  AZ  85268  Phone : (480) 816-8853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lynn-Cole Capital CORP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
American

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,200,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,200,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.37%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share of SEFE, Inc., a Nevada corporation (the "Issuer". The principal executive offices of the Issuer are located at 6821 East Thomas Road, Scottsdale, AZ 85251, USA.

Item 2.	Identity and Background

(a)

(b)	The business address of Lynn-Cole Capital Corp is 14835 E Shea Blvd, Suite 103-621, Fountain Hills, AZ 85268.

(c)	The principal business of Lynn-Cole Capital Corp is investments.

(d)	During the past five years, the subscriber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the subscriber has not been a party to civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The subcriber is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	As of May 17, 2012 the Lynn-Cole Capital Corp beneficially owns a total of 3,200,000 Shares of the Issuer, or approximately 5.37% of the Issuer’s currently outstanding common stock

(b)

(c)

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lynn-Cole Capital Corp

May 17, 2012	By:	/s/ Lynn-Cole Capital Corp
Shareholder

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)